Exhibit 12.1

AMF Bowling Worldwide, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)

	New Company	New Company	Reorganized Predecessor Company		Reorganized Predecessor Company	Transition Period	Predecessor Company
	Nine Months Ended March 27, 2005	One Month Ended March 28, 2004	Eight Months Ended February 29, 2004	Fiscal Year Ended June 27, 2004	Fiscal Year Ended June 29, 2003	Six Months Ended June 30, 2002	Fiscal Year Ended December 31, 2001	Fiscal Year Ended December 31, 2000	Fiscal Year Ended December 31, 1999
Pre-tax income (loss) from continuing operations	$(12.6)	$0.2	$(48.9)	$(64.8)	$4.5	$688.9	$(212.2)	$(178.7)	$(154.8)

Fixed Charges:
Interest expense	19.4	1.9	24.2	32.6	39.8	23.3	104.9	121.5	111.3
Rentals — 33%	13.0	1.3	5.1	13.5	8.8	4.8	10.3	11.5	11.0

Total fixed charges	32.4	3.2	29.3	46.1	48.6	28.1	115.2	133.0	122.3

Pre-tax income (loss) from continuing operations plus fixed charges	$19.8	$3.4	$(19.6)	$(18.7)	$53.1	$717.0	$(97.0)	$(45.7)	$(32.5)

Ratio of earnings to fixed charges	0.61	1.06	(0.67)	(0.41)	1.09	25.52	(0.84)	(0.34)	(0.27)